Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2018 Financial Results

QINGDAO, China, Dec. 28, 2018/ PRNewswire/ – TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe, today announced its unaudited financial results for the six months ended June 30, 2018.

First Half 2018 Unaudited Financial Highlights:

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$11.55	$14.08	-18.0%
Gross profit (loss)	$(0.89)	$4.16	-121.4%
Gross profit (loss) margin	-7.7%	29.5%	-37.2 pp *
Operating income (loss)	$(5.69)	$0.67	-955.3%
Operating income (loss) margin	-49.3%	4.7%	-54.0 pp *
Net income (loss)	$(4.83)	$0.54	-989.2%
Earnings (loss) per share - basic and diluted	$(0.51)	$0.07	-845.4%

* pp: percentage points

●	Revenues decreased by 18.0% to $11.55 million for the first half of 2018, with decreases in sales from overseas markets partially offset by increases in sales in domestic market and E-commerce platforms.

●	Gross loss was $0.89 million for the first half of 2018, compared to gross profit of $4.16 million for the same period of the prior year.

●	Operating loss was $5.69 million for the first half of 2018, compared to operating income of $0.67 million for the same period of the prior year. The operating loss was mainly due to the gross loss combined with the increased operating expenses.

●	Net loss was $4.83 million, or loss per share of $0.51, for the first half of 2018, compared to net income of $0.54 million, or earning per share of $0.07, for the same period of the prior year.

First Half 2018 Financial Results

Revenues

The Company generates its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in oversea markets, domestic markets and by e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the first half of 2018, total revenues decreased by $2.53 million, or 18.0%, to $11.55 million from $14.08 million as compared with the same period of the prior year. The decrease in total revenues was mainly due to production restriction and delayed delivery resulting from 1) government mandated production suspension for the most part of the second quarter of 2018 in preparation for the Shanghai Cooperation Organization Summit that was held in Qingdao City where our facility located; and 2) equipment relocation, testing and delayed product delivery after relocation of one of our production facilities during the first quarter of 2018.

	For the Six Months Ended June 30,
	2018		2017		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$7,576	65.6%	$11,446	81.3%	$(3,869)	-33.8%
Domestic	1,725	14.9%	601	4.3%	1,124	187.0%
E-commerce	2,293	19.9%	2,049	14.5%	244	11.9%
less: sales tax and additional surcharge	(43)	-0.4%	(12)	-0.1%	(31)	258.6%
Total	$11,552	100.0%	$14,084	100.0%	$(2,532)	-18.0%

Overseas sales decreased by $3.87 million, or 33.8%, to $7.58 million for the first half of 2018 from $11.45 million for the same period of the prior year. Domestic sales increased by $1.12 million, or 187%, to $1.73 million for the first half of 2018 from $0.60 million for the same period of the prior year. Sales from the e-commerce channel increased by $0.24 million, or 11.9%, to $2.29 million for the first half of 2018 from $2.05 million for the same period of the prior year.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Cost of revenues increased by $2.52 million, or 25.4%, to $12.44 million for the first half of 2018 from $9.93 million for the same period of the prior year. The increase in cost of revenues was mainly due to increased raw material costs, such as chicken, beef and pork, write-down of obsolete inventories and low productivity after the relocation of one of our main production facilities. As a percentage of revenues, cost of revenues was 107.7% for the first half of 2018, compared to 70.5% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin

Gross loss was $0.89 million for the first half of 2018, compared to gross profit of $4.16 million for the same period of the prior year. Gross loss margin was 7.7% for the first half of 2018, compared to gross profit margin of 29.5% for the same period of the prior year.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expense increased by $0.27 million, or 12.8%, to $2.40 million for the first half of 2018 from $2.13 million for the same period of the prior year. The increase in selling expense was mainly due to the increased payroll expenses of new marketing personnel recruited during the first half of 2018 and the increased advertising and promotion expenditures.

General and administrative expense increased by $0.57 million, or 63.0%, to $1.48 million for the first half of 2018 from $0.91 million for the same period of the prior year. The increase in general and administrative expense was mainly attributable to the increased payroll expenses for newly engaged senior management executives and professionals, and increased expenses on application of production certifications during the first half of 2018.

Research and development expense increased by $0.46 million, or 102.0%, to $0.92 million for the first half of 2018 from $0.46 million for the same period of the prior year. The increase in research and development expense was due to new R&D projects during the first half of 2018.

As a result, total operating expenses increased by $1.31 million, or 37.5%, to $4.80 million for the first half of 2018 from $3.49 million for the same period of the prior year.

Operating income (loss) and operating income (loss) margin

Loss from operations was $5.69 million for the first half of 2018, compared to operating income of $0.67 million for the same period of the prior year. The decrease in income from operations was the combined result of decrease in net revenues and increases in cost of goods sold and operating expenses.

Net Income (loss) and earnings (loss) per share

Net loss was $4.83 million, or loss per share of $0.51, for the first half of 2018, compared to net income of $0.54 million, or earnings per share of $0.07, for the same period of the prior year.

Financial Conditions

As of June 30, 2018, the Company had cash, cash equivalents and restricted cash of $3.02 million, compared to $3.64 million at December 31, 2017. Accounts receivable and inventories were $1.82 million and $7.70 million, respectively, as of June 30, 2018, compared to $1.93 million and $9.14 million, respectively, at the end of 2017. Total working capital was $1.30 million as of June 30 2018, compared to $6.92 million at the end of 2017.

Net cash used in operating activities was $2.04 million for the first half of 2018, compared to $1.13 million for the same period of the prior year. Net cash used in investing activities was $0.28 million for the first half of 2018, compared to $1.25 million for the same period of the prior year. Net cash provided by financing activities was $1.74 million for the first half of 2018, compared to $1.54 million for the same period of the prior year.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This news release contains forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Specifically, the Company's statements regarding its continued growth and business outlook, are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties that are described more fully in the Company’s public reports filed with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by TDH or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,486,464	$2,346,109
Restricted cash, current	1,037,824	797,668
Accounts receivable	1,726,107	1,932,924
Accounts receivable - related party	97,787	-
Advances to suppliers	384,610	633,554
Inventories	7,696,593	9,135,332
Due from related parties	283,334	361,961
Prepayments and other current assets	957,391	371,796
Total current assets	13,670,110	15,579,344
NON-CURRENT ASSETS:
Restricted cash, non-current	500,000	500,000
Property, plant and equipment, net	3,358,909	3,520,373
Land use rights, net	204,899	211,023
Equity Investments	226,617	-
Deferred tax assets	872,510	-
Total non-current assets	5,162,935	4,231,396
Total assets	$18,833,045	$19,810,740

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,260,891	$4,734,110
Accounts payable - related parties	134,175	152,298
Notes payable	1,807,950	1,377,106
Advances from customers	490,096	231,230
Advances from customers - related party	-	7,520
Short term loans	3,127,313	1,402,514
Taxes payable	13,331	13,562
Due to related parties	204,786	345,873
Other current liabilities	335,524	392,435
Total current liabilities	12,374,066	8,656,648
NON-CURRENT LIABILITIES:
Deferred tax liabilities	-	5,810
Total liabilities	12,374,066	8,662,458

Equity
Common stock ($0.001 par value; 200,000,000 shares authorized; 9,423,750 shares issued and outstanding at June 30, 2018 and December 31, 2017)	9,424	9,424
Additional paid-in capital	9,947,084	9,947,084
Stock subscription receivable	-	(100,000)
Statutory reserves	160,014	160,014
Retained earnings (deficit)(1)	(3,957,057)	823,474
Accumulated other comprehensive income	299,723	308,286
Total TDH Holdings, Inc. stockholders’ equity	6,459,188	11,148,282
Noncontrolling interest	(209)	-
Total equity	6,458,979	11,148,282
Total liabilities and equity	$18,833,045	$19,810,740

(1)	On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method, which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that revenue generated from products sold to certain E-commerce platforms is recognized at the time products are delivered rather than when the price is determined and mutually agreed upon between the Company and the E-commerce platforms, usually at a later time after products delivery. The cumulative impact arising from the adoption was an increase to retained earnings as of January 1, 2018 of approximately $0.05 million.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended June 30, 2018	For The Six Months Ended June 30, 2017

Net revenues	$11,034,840	$14,074,615
Net revenues - related parties	517,038	9,087
Total revenues	11,551,878	14,083,702
Cost of revenues	12,007,697	9,918,642
Cost of revenues - related parties	435,449	7,161
Gross profit	(891,268)	4,157,899
Operating expenses:
Selling expense	2,404,158	2,130,758
General and administrative expense	1,476,634	905,693
Research and development expense	920,745	455,878
Total operating expenses	4,801,537	3,492,329
Income (loss) from operations	(5,692,805)	665,570
Interest expense	(46,142)	(46,814)
Government subsidies	21,676	407
Other income	9,944	40,985
Other expenses	(34,629)	(61,591)
Total other expenses	(49,151)	(67,013)
Income (loss) before income taxes provision (benefit)	(5,741,956)	598,557
Income tax provision (benefit)	(913,052)	55,489
Net income (loss)	(4,828,904)	543,068
Less: Net loss attributable to noncontrolling interest	(42)	-
Net income (loss) attributable to TDH Holdings, Inc.	$(4,828,862)	$543,068

Comprehensive income (loss)
Net income (loss)	$(4,828,904)	$543,068
Other comprehensive income (loss)
Foreign currency translation adjustment	(8,730)	122,832
Total comprehensive income (loss)	(4,837,634)	665,900
Less: Comprehensive loss attributable to noncontrolling interest	(209)	-
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$(4,837,425)	$665,900

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$(0.51)	$0.07
Diluted	$(0.51)	$0.07
Weighted average common shares outstanding
Basic	9,423,750	7,900,000
Diluted	9,423,750	7,900,000

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended	For the six months ended
	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,828,904)	$543,068
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization expense	189,571	174,663
Deferred income tax asset	(913,052)	-
Deferred income tax liability	-	(1,174)
Changes in operating assets and liabilities:
Accounts receivable	436,165	(629,097)
Accounts receivable - related party	(101,665)	-
Inventories	1,152,362	(3,109,155)
Due to related party	9,424	-
Advances to suppliers	247,602	127,546
Prepayments and other current assets	(640,101)	(201,707)
Accounts payable	1,740,043	2,929,702
Accounts payable - related parties	(16,146)	-
Notes payable	472,309	(568,785)
Taxes payable	(782)	39,846
Advances from customers	273,226	(469,522)
Advances from customer - related party	(7,685)	-
Other current liabilities	(52,402)	37,928

NET CASH USED IN OPERATING ACTIVITIES	$(2,040,035)	$(1,126,687)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(59,603)	(28,730)
Loans to related parties	(236,388)	(1,225,765)
Repayment from related parties	254,902	-
Payments for equity investments	(235,605)	-

NET CASH USD IN INVESTING ACTIVITIES (2)	$(276,694)	$(1,254,495)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of stock subscription receivable	100,000	644,970
Proceeds from related parties	4,665	1,736,158
Repayments to related parties	(188,484)	(676,957)
Proceeds from short term loans	2,133,269	1,008,076
Repayments of short term loans	(314,139)	(1,169,430)

NET CASH PROVIDED BY FINANCING ACTIVITIES	$1,735,311	$1,542,817

Effects on changes in foreign exchange rate	(38,071)	34,820
Net change in cash, cash equivalents, and restricted cash	(619,489)	(803,545)
Cash, cash equivalents, and restricted cash - beginning of the period	3,643,777	1,852,223
Cash, cash equivalents, and restricted cash - end of the period	$3,024,288	$1,048,678

Supplemental cash flow information
Interest paid	$46,142	$46,814
Income taxes paid	$-	$7,390

Non-cash Investing and Financing Transactions
Operating expenses paid by related parties	$58,650	$43,059
Liabilities assumed in connection with purchase of property, plant and equipment	$21,785	$2,639
Accounts payable settled with loans to related parties	$-	$10,632
Receivables from related parties settled with payables to related parties	$56,875	$1,060,574

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$1,486,464	$528,118
Restricted cash	$1,537,824	$520,560
Total cash, cash equivalents, and restricted cash	$3,024,288	$1,048,678

(2)	The Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, beginning in the first quarter of fiscal year 2018. As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows used in investing activities and effect of exchange rate changes for the six months ended June 30, 2017 was an increase of $201,075 and an increase of $14,515, respectively.